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                             May 16, 2022

       Yusheng Han
       Chief Executive Officer
       Burning Rock Biotech Ltd
       No. 5 Xingdao Ring Road North
       International Bio Island
       Guangzhou, 510005 The People's Republic of China

                                                        Re: Burning Rock
Biotech Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed April 29,
2022
                                                            File No. 333-264577

       Dear Mr. Han:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed April 29, 2022

       Cover page

   1. We note your disclosure that you are not a Chinese operating company but a holding company incorporated in
the Cayman Islands and that you conduct operations primarily through your
subsidiaries and through contractual arrangements with the variable interest entity or VIE and its
subsidiaries. You state that these contractual arrangements enable you to exercise
effective control of the VIE. You also state that you are the primary beneficiary of the VIE.
Explain whether the VIE structure is used to provide investors with exposure to
foreign investment in China-based companies where Chinese law prohibits direct
foreign investment in the operating companies.
 Yusheng Han
FirstName  LastNameYusheng Han
Burning Rock  Biotech Ltd
Comapany
May        NameBurning Rock Biotech Ltd
     16, 2022
May 16,
Page 2 2022 Page 2
FirstName LastName
2. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. In addition, please add disclosure discussing: (i)
         restrictions on currency exchanges in China may limit your ability to freely convert RMB to fund any future business activities outside China or other payments in U.S. dollars and
         (ii) capital controls the Chinese government imposes may limit your ability to use capital from your subsidiaries located in China for business purposes outside of China.
3. We note your disclosure that your independent registered public accounting firm is not currently inspected by the PCAOB. We note also that you are named on the list of
         Commission Identified Issuers available on our website at https://www.sec.gov/hfcaa.
         Please revise to provide related disclosure on the cover page, in the summary and in the
         Risk Factors section.
About this Prospectus, page 1

4. Please revise the definition of "China" or "PRC" so that it includes Hong Kong and
         Macau.
Prospectus Summary, page 8

5. We note your disclosure referencing your contractual agreements, including the exclusive business cooperation agreement, among others. Please ensure you describe all contracts and arrangements through which you claim to have economic rights and exercise control
         that results in consolidation of the VIE   s operations and financial
results into your
         financial statements. Identify clearly the entity in which investors are purchasing their
         interest and the entity(ies) in which the company   s operations are
conducted. Describe the
         relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
6. We note your disclosure that the Cayman Islands holding company controls and receives
         the economic benefits of the VIE   s business operations through
contractual agreements
         between the VIE and your Wholly Foreign-Owned Enterprise (WFOE). We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the
         VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any
 Yusheng Han
FirstName  LastNameYusheng Han
Burning Rock  Biotech Ltd
Comapany
May        NameBurning Rock Biotech Ltd
     16, 2022
May 16,
Page 3 2022 Page 3
FirstName LastName
         references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under
         U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
7. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

         For each summary risk factor related to doing business in China, please add a cross-
         reference to the more detailed discussion in the corresponding risk factor in the Risk
         Factors section.
8. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made
 Yusheng Han
FirstName  LastNameYusheng Han
Burning Rock  Biotech Ltd
Comapany
May        NameBurning Rock Biotech Ltd
     16, 2022
May 16,
Page 4 2022 Page 4
FirstName LastName
         to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
         Please also disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these polices and procedures.
10. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors
Risks Relating to Our Corporate Structure, page 11

11. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
Risks Relating to Doing Business in the PRC, page 12

12. We note your disclosure that the cybersecurity laws and regulations have not directly affected your business and operations and that you have not been involved in any investigations on cybersecurity review made by the CAC on such basis. Please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Yusheng Han
Burning Rock Biotech Ltd
May 16, 2022
Page 5

      Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-
3257 with any questions.



                                                        Sincerely,
FirstName LastNameYusheng Han
                                                        Division of Corporation
Finance
Comapany NameBurning Rock Biotech Ltd
                                                        Office of Life Sciences
May 16, 2022 Page 5
cc:       Shuang Zhao, Esq.
FirstName LastName